2Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 16

Date of Original Offering Circular: May 4, 2018

December 29th, 2021

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	CG Sunset Land, LLC
Type of Entity	Limited Liability Company
State of Formation	Delaware
Address of Project Entity	9050 North Capital of Texas Highway Suite 320 Austin, TX 78759
Description of Project Entity’s Real Estate Project	● Land development for multifamily use
Location of Project	San Antonio MSA
Purchase Price	$531,483
Financing (Subject to Change and Satisfaction of Contingencies)	N/A
Nature of Company’s Interest in Project Entity	33% Membership interest
Amount of Actual or Anticipated Investment	$531,483
Fees and Compensation to Sponsor (Subject to Change and Satisfaction of Performance Minimums)	2% Annual Asset Management fee, 2% Disposition fee, 5% Construction Management fee, and Promoted Interest